Pulmatrix, Inc.

99 Hayden Avenue, Suite 390

Lexington, MA 02421

July 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Alan Campbell

Re:	Pulmatrix, Inc.
Registration Statement on Form S-1
Filed on June 25, 2020
File No. 333-239431 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Pulmatrix, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on July 2, 2020, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours, PULMATRIX, INC.

By:	/s/ Teofilo Raad
Teofilo Raad Chief Executive Officer and President

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP